Albany International Corp. 216 Airport Drive Rochester, NH 03867 USA Tel: 518 445 2281 john.cozzolino@albint.com www.albint.com John B. Cozzolino Chief Financial Officer & Treasurer

January 8, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.   20549

Re:	Albany International Corp. – Form 10-K for the Year Ended December 31, 2011, filed February 28, 2012 - SEC File No. 001-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated December 4, 2012 relating to the Company’s Form 10-K for the year ended December 31, 2011, which we refer to herein as the “Form 10-K”.  For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to those responses that involve proposed revisions to the manner in which the related items were addressed in the filings in which they appeared, we have included in our response an illustration of how the revised disclosure would have appeared in the relevant filing.  Each illustration would also apply to any future filings in which the disclosure item is repeated.

Form 10-K for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 23

1.
Footnote two indicates that income tax expense in 2011 includes a favorable adjustment of $3.5 million to correct errors from periods prior to 2006. Since the correction of these errors appears to overstate fiscal 2011 net income by more than 10%, please better explain to us how you determined it was appropriate to record this correction in 2011 and why you did not record the error correction as an adjustment to prior periods. Please tell us in detail the nature of the error, when you first discovered the error and the quarterly period in 2011 in which you recorded the error correction. Please also provide us with your qualitative and quantitative assessment of materiality for each annual period in which this error occurred and for 2011 to support your conclusion that these adjustments are not material to your historical financial statements and that the correction of the error within your 2011 financial statements is appropriate. Please refer to SAB Release No. 99 and 108.

Response:     We discovered the error during our closing procedures for the fourth quarter of 2011 when we were performing a reconciliation of deferred tax assets and liabilities reported in our consolidated balance sheets.  The Company’s consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries, after elimination of intercompany transactions.  The process of eliminating the effects of intercompany transactions includes making adjustments to deferred tax assets and liabilities that are related to, or affected by, such items. During our closing process, we noted an error between these intercompany accounts and the related deferred tax items, and determined that the Company’s deferred tax assets, as reported in the 2010 consolidated balance sheet of the Company, were understated by $3.5 million.

We then examined prior closings to determine when the error in deferred taxes occurred.  By reviewing the changes in deferred tax assets and liabilities reported as of each balance sheet date since the end of 2005 (which included all of the periods to be presented in Item 6, “Selected Financial Data” of our Form 10-K for the year ended December 31, 2011), we determined that all such changes had been calculated correctly and that the error had originated in periods prior to 2006.  Accordingly, we believe that income tax expense for some year or multiple years prior to 2006 had been overstated by $3.5 million.  Our Corporate Tax Department has verified that the changes in the related tax balances from 2006 through 2011 have been properly recorded and that this error has no impact on these related periods from an income statement perspective.

Since the error occurred in a period prior to any period that is presented in our 2011 Form 10-K, there is no effect on the income statement for any period presented in that report. During that period from 2007 to 2011, shareholders’ equity ranged from $423 million to $597 million, so the effect of the error on shareholders’ equity would be less than 1%. Deferred tax assets have exceeded $100 million throughout this period, and so the effect of the error on deferred taxes is less than 5%.

We then used guidance in SAB 99 and SAB 108 to evaluate whether correcting the error in the 2011 income statement would materially misstate full year results or the trend in earnings. SAB 99 states,  a matter should be considered material if “the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion of the correction of the item.”

While we acknowledge that the out of period error exceeds 10% of reported net income, we believe that investors and other users of our financial statements place much greater emphasis on other metrics, including Adjusted EBITDA and earnings excluding certain gains and losses such as income tax adjustments.  In our communications with investors (including press releases, quarterly reports, annual reports and investor presentations), the primary metric used for performance is Adjusted EBITDA which is unaffected by the correction of the error.  We also provide Adjusted EBITDA in our MD&A included in Form 10-K.  In 2011, our Adjusted EBITDA exceeded $150 million and therefore the corrected item represents less than 3% of our primary financial performance metric.

Quantitatively, the amount of the error was 5.6% of income before tax, and the error is clearly inconsequential when compared to total equity or total assets.  Additionally, we also recorded a German valuation allowance of $22.1 million in the fourth quarter of 2011, which significantly reduced net income. Excluding the impact of the valuation allowance the out of period adjustment, would have been approximately 6% of 2011 net income.

We note also that the correction of deferred tax balances is a non-cash item and had no effect on the Company’s ongoing effective tax rate in 2011 or the previous five years.

The following additional qualitative factors were considered as well: (1) the error did not affect, in any period, the profitability of any segment, (2) the comparison of actual results to earnings estimates of analysts and earnings trends did not change income into a loss, (3) compliance under our loan covenants or other agreements, and (4) the error did not conceal an unlawful transaction or impact management compensation.

If we had revised previously-issued financial statements, the change would have affected only the balance sheet for each year presented in the basic financial statements, notes to the consolidated financial statements, and the five-year selected financial data table (through adjustment to beginning equity at January 1, 2006), each included in Form 10-K.  Accordingly, we concluded that most appropriate resolution was to record the correction of the error in the fourth quarter of 2011.

We also believe that correcting the item through income tax expense as an out of period adjustment (subject to SAB 108) provided greater transparency, as the effect of the correction was described in the Selected Financial Data, the MD&A, and in the Footnotes to the financial statements.  We believe this disclosure provided investors with the information needed to fully understand the effect of the item on the full year of 2011, as well as prior periods.

Based on the foregoing considerations, we determined the error to be immaterial to the results of the Company for the full year of 2011 and disclosed, throughout the Form 10-K, the impact of the error on the financial statements and that management had determined the error to be immaterial to any previously-reported annual period.

Notes to Consolidated Financial Statements

Accounting Policies

Revenue Recognition, page 52

2.
We note that your Engineered Composites segment has long-term aerospace contracts and capitalizes certain costs, such as engineering and equipment, during the phase in which the production parts are designed and tested. Citing authoritative accounting guidance, please tell us how you determined capitalization of such costs was appropriate and explain your methodology for recognizing these costs in income.

Response:  The Engineered Composites segment has a number of long-term contracts pursuant to which the Company is obligated to fund the development work of a certain product, and is entitled to recover those costs, plus a profit, as finished products are delivered to the customer.  The authoritative guidance that we reference for capitalization of these costs is ASC 605-35-25-34 “Contract costs”, which states, in pertinent part, “[c]ontract costs are accumulated in the same manner as inventory costs and are charged to operations as the related revenue from contracts is recognized.”  The total amount of deferred costs that we have carried on our balance sheet has not exceeded 0.2% of total assets.

For these contracts, revenue and costs of goods sold are recognized utilizing the Units-of-Delivery Method, as described in ASC 605-35-25-55.

Discontinued Operations, page 53

3.
We note that discontinued operations includes amounts previously reported as “Unallocated expenses,” including expenses related to global information systems, and certain interest expense when such expense results from direct third-party borrowings. Please tell us the nature of all “Unallocated expenses” that you include in discontinued operations and tell us how your classification complies with GAAP. In doing so, tell us if any of the costs and expenses you include in discontinued operations are expected to continue subsequent to the disposal date. Also tell us how your allocation of interest expense complies with ASC 205-20-45-6 through 45-8.

Response: The expenses that were previously reported as “Unallocated expenses” but were subsequently allocated to the discontinued business were comprised only of costs related to our Global Information Systems (GIS).  Our legal entities throughout the world incur some GIS costs directly, such as wages and benefits, but a significant portion of other costs, such as charges for band-width and software licenses, are negotiated globally and paid for by the U.S. parent company. Under our long-established global GIS cost-sharing arrangement, we allocate a representative portion of all such costs to the legal entities. While these costs have been allocated to the legal entities for many years, we have not included these costs in the determination of segment operating income, since they are directly managed by our GIS group at the parent company level and are not within the control of segment managers.

For 2011, the sum of GIS expenses incurred by or allocated to the Doors business using this established allocation practice was $2.0 million. Once the sale of the Doors business was announced, we reclassified these costs from “Unallocated expenses” to the discontinued operation because we reasonably expected that our aggregate costs for wages, band-width, software licenses, and other GIS costs would decrease by approximately the same amount when the sale of that business was completed (in the case of wages of GIS employees who transferred with the business) or within a short time thereafter (for licensing and similar items procured at the U.S. parent company). In our actual results for 2012, GIS expenses related to continuing operations are lower than they were for 2011, demonstrating that our consolidated GIS expenses actually declined by more than the $2.0 million of GIS expense included in discontinued operations for 2011.

Our policy with respect to interest expense is to allocate to the discontinued business only the amount of interest expense that is related to debt that will be assumed by the buyer, as prescribed by ASC 205-20-45-7-b.  Our Doors business did not have any third party debt that was assumed by the buyer, and therefore no such interest expense was allocated.

Reportable Segments and Geographic Data, page 58

4.
We note that during the third quarter of 2011, you announced plans to combine your Paper Machine Clothing and Engineered Fabrics operating and reportable segments into a single business segment. Please explain to us in more detail how these former operating and reportable segments now qualify as a single operating and reportable segment. In doing so, describe to us the specific nature of the information reviewed by your chief operating decision maker under the former and current segment structures and, if applicable, the extent to which your CODM now reviews stand-alone operating results of the Paper Machine Clothing and Engineered Fabrics operations.

Response:  The determination of our operating and reportable segments was made in accordance with ASC 280.  The decision to move the Engineered Fabrics business back into the same segment as Paper Machine Clothing was driven by the realization that the decision made by the Company in 2005 to separate the management of the two businesses resulted in greater organizational complexity and inefficiency.  (For many, many years prior to 2005, the two businesses, which have always shared common technology and manufacturing platforms, had operated as a single business, with results reported within a single segment.)

As the result of the reunification of these businesses, there is now a single manager (Daniel Halftermeyer) responsible for the combined business, reporting directly to our CEO.  Our CEO, Dr. Morone, is our Chief Operating Decision Maker, a role he has held for many years.  A single business operating plan for 2012 was prepared by Mr. Halftermeyer and his team, which was reviewed and approved by Dr. Morone, compared to prior years, in which separate operating plans were reviewed and approved.  Since the business was reunited, there has been a single quarterly (and annual) operating results and business update, prepared by Mr. Halftermeyer and his team, and presented to and reviewed with the CEO.  The CEO makes decisions regarding allocation of capital and other resources and assesses business and managerial performance based on these results and reviews.  Prior to such time, the CEO reviewed separate financial and business reports for each of the Paper Machine Clothing and Engineered Fabrics businesses, and the operating plan and business reports for the Engineered Fabrics business were prepared and presented by a different manager, who also reported directly to the CEO. The specific nature of the information reviewed by our CEO includes operating results, working capital, and capital expenditures of the combined business.  Sales and marketing data for the combined Machine Clothing segment, including details of regional and product line trends and reviews of dealings with key customers, continues to be collected and reported at a more granular level.  Although such product-related information is collected and reported, the financial reports provided to the CEO no longer include gross profit margins or operating income for the Engineered Fabrics or Paper Machine Clothing “businesses.”

Before the reunification of the businesses, incentive compensation for senior managers within each of the Paper Machine Clothing and Engineered Fabrics businesses were determined separately based on their respected business’ performance.  Beginning in 2012, all incentive targets for senior managers within the combined businesses are based on the results of the combined business.

It is also important to note that, as a result of the merger of Paper Machine Clothing and Engineered Fabrics, the following changes also occurred:
•
As noted above, while previously there were two separate segment managers, each reporting directly to the CEO, the combined segment now has only one segment manager, who has the title, “President – Machine Clothing.”  The President – Machine Clothing reviews financial information of the combined business on a consolidated basis.

•	Manufacturing management and capacity planning has been combined.
•	Technical departments have been combined.
•	Sales and marketing has been combined.

These actions have enabled the Company to reduce operating costs and increase efficiency, and have resulted in restructuring costs, as described in the notes to our 2011 consolidated financial statements included in the Form 10-K.

Income Taxes, page 70

5.
We note that your reconciliation on page 71 of the U.S. federal statutory tax rate to your effective income tax rate includes material adjustments labeled “Foreign rate differential.” Please tell us whether or not this line item relates solely to differences in foreign and domestic tax rates. If particular countries contribute a disproportionately large amount of net income due to favorable tax rates, please disclose additional information within MD&A about the tax structure of those countries and their impact on your operations. Consider disclosing pre-tax income and tax expense related to those countries.

Response:  In the reconciliation of the federal statutory tax rate to the effective tax rate, the “foreign rate differential” does not relate solely to differences in foreign and domestic tax rates.  The foreign rate differential adjustment includes the tax effect of foreign permanent adjustments at the applicable foreign statutory tax rate, the impact of the statutory tax rate variance on foreign income, and other adjustments to foreign taxes that were recognized in the respective financial year.  Other tax items that are not included in the foreign rate differential adjustment, but that do relate to the foreign operations and impact their overall tax expense, include other local taxes, and changes in contingent tax reserves and valuation allowances.

The Company has operations which constitute a taxable presence in 16 countries outside of the United States.  All of these countries except one had income tax rates that were lower than the United States federal tax rate in 2011.  The rate impact of the foreign rate differential is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings.  With respect to jurisdictions in which the Company operates, income from Switzerland represents the most significant component of the foreign earnings that contributed to the foreign rate differential reported in 2011.

In future filings, we will supplement the foreign rate differential line item in the effective tax rate reconciliation, with the identification of Switzerland and other countries where earnings are subject to tax at rates that are significantly different from the U.S. federal statutory tax rate, and we will discuss the tax structure in those countries in the MD&A to the extent we believe it is material to our overall financial results.

6.
We note your disclosure on page 73 that, with certain exceptions, no provision has been made for U.S. income taxes on the undistributed earnings of your foreign subsidiaries since you intend to utilize those earnings in the foreign operations for an indefinite period of time. This disclosure appears to contradict other statements made in your filing, including your disclosure on page 73 that the repatriation of non-U.S. earnings will help generate sufficient income to utilize certain deferred tax assets and your disclosure on page 6 indicating that you have been able to repatriate earnings from the countries in which you operate without substantial governmental restrictions and do not foresee any material changes in your ability to do so in the future. You also disclose on page 37 that you made $45 million of repatriations during 2011, and on page 35 of your June 30, 2012 Form 10-Q you indicate you were able to repay debt in 2012 due to your “ability to repatriate cash from non-U.S. accounts in a tax efficient manner.” Since your disclosures suggest that you regularly repatriate earnings from foreign subsidiaries, please tell us why you generally believe that the undistributed earnings of your foreign subsidiaries are permanently reinvested and no income taxes should be accrued. See paragraphs 3 and 17-19 of ASC 740-30-25. In addition, if a significant amount of your consolidated cash is held overseas and is not available to the U.S. parent company due to permanent reinvestment of foreign earnings, please revise your liquidity disclosures to discuss the nature of these restrictions and the impact on your liquidity.

Response: In 2010, the Company established a repatriation strategy that targets a certain amount of foreign current year earnings that will be repatriated to the U.S. parent company.  The associated U.S. and foreign taxes on these planned repatriations are properly accrued as part of the income tax provision.  If earnings targeted for repatriation are not distributed during the current year, a deferred tax liability is recognized for the tax impact of the future repatriation.  As disclosed in footnote 7 of our 2011 consolidated financial statements, we determined that $7.3 million of targeted foreign current earnings were not yet distributed and we recorded the applicable deferred tax liability.

As disclosed in footnote 7 of our 2011 consolidated financial statements, $281.0 million of earnings of our foreign subsidiaries that accumulated prior to 2010, as well as those earnings after 2010 that were not targeted for repatriation, have been reinvested or will be reinvested into the foreign operations indefinitely.  In accordance with ASC 740-30-25-17, no deferred tax liability has been recognized on these earnings that have been permanently reinvested into the business.  A significant portion of the unremitted earnings have already been reinvested by the foreign subsidiaries through plant expansions and other spending for plant equipment, and therefore are not available for repatriation.

In response to the Staff’s comments, and to clarify the disclosure relating to unremitted earnings of foreign subsidiaries, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the year ended December 31, 2012, we will revise the disclosure in the tax footnote to read as follows (amounts provided illustrate how the disclosure would have appeared if it had been included in the Annual Report on Form 10-K for the year ended December 31, 2011):

The Company records the residual U.S. and foreign taxes on certain amounts of current foreign earnings that have been targeted for repatriation to the U.S.   As a result, such amounts are not considered to be permanently reinvested, and the Company accrues for the residual taxes on these earnings to the extent they cannot be repatriated in a tax-free manner.

During 2011, the Company accrued residual taxes on approximately $33.4 million of foreign earnings resulting in tax expense of $4.8 million, including $1.0 million of expected tax on $7.3 million of earnings targeted to be repatriated to the U.S. in future periods.

The accumulated undistributed earnings of the Company’s foreign operations were approximately $281.0 million as at December 31, 2011, and are intended to remain permanently invested in the foreign operations.  Accordingly, no taxes have been accrued on these earnings at December 31, 2011.  If these earnings were distributed, the Company would be subject to both foreign withholding taxes and U.S. income taxes that may not be fully offset by foreign tax credits.

We also propose to modify the “Liquidity and Capital Resources” section of our MD&A by adding the following additional disclosure in future reports, immediately after the “Cash Flow Summary” table (as above, illustrative amounts presented represent 2011 results):

“Of the $118.9 million of cash and cash equivalents on hand as of December 31, 2011, approximately $107.9 million was held by subsidiaries outside of the United States.  As disclosed in Note 7 of the Notes to Consolidated Financial Statements, we determined that all but $7.3 million of this amount (which represents the amount of 2011 earnings expected to be repatriated to the United States at some point in the future) is intended to be utilized by these non-U.S. operations for an indefinite period of time.  Our current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations or satisfy debt obligations in the United States. In the event that such funds were to be needed to fund operations in the U.S., and if associated accruals for U.S. tax have not already been provided, we would be required to accrue and pay additional U.S. taxes to repatriate these funds.”

7.
We note your disclosure on pages 74 and 75 that you received reassessment notices from the Canadian Revenue Agency (“CRA”) comprising tax, interest and penalties in the amount of $61.6 million for the tax years 2001 through 2008. We further note your disclosure that although you believed these reassessments were substantially without merit, you reached a settlement with the CRA in the first quarter of 2012 and “will record the effect of this settlement in the first quarter of 2012.” Please tell us whether you accrued the amount of this settlement as of December 31, 2011. If not, please provide us with your analysis of why this subsequent event did not require adjustment to your December 31, 2011 financial statements prior to their release. It appears the settlement may have provided additional evidence with respect to conditions that existed at the balance-sheet date and affected the estimates inherent in preparing your financial statements.

Response:  At the end of each interim reporting period, the Company identifies and assesses the recognition and/or derecognition of benefits from uncertain tax positions based on changes in the facts, circumstances, and information occurring or received between reporting dates.  The tax positions that were challenged by the Canadian Revenue Agency (CRA) were identified by the Company and assessed for recognition in reporting periods prior to 2011 and tax reserves were accrued for those tax benefits that did not meet the more-likely-than-not threshold of being sustained.  At December 31, 2011, the tax reserves of $19.9 million relating to these tax positions were assessed by management and deemed appropriate based on the information available at the reporting date.

ASC 740-10-25-14, 740-10-35-2 and 740-10-40-2 establish that subsequent recognition, measurement and derecognition of a tax benefit shall be based on management’s best judgment given the facts, circumstances and information available at the reporting date.  Additionally, ASC 740-10-55-118 and 119 provide an example which demonstrates that information received after the reporting date should be considered a nonrecognized subsequent event for which no effect would be recorded to the current period financial statements.  As of December 31, 2011, although management had reached preliminary, verbal resolution of the assessment appeals with the regional CRA team handling the matter, the final resolution remained subject to CRA head office approval, as well as to mutual agreement on a definitive, comprehensive settlement document.  The first draft of such a document was not received by the Company until after December 31, 2011.  The Company determined the first draft to be deficient in a number of respects, and proposed a number of material changes and additions, after which several drafts were exchanged by the parties until a mutually acceptable document was finalized, and approved by the CRA head office, during the first quarter of 2012.

We concluded that the negotiation and finalization of settlement documentation, together with the subsequent CRA head office approval, was analogous to resolution of the uncertainty described in ASC 740-10-55-119.   Accordingly, the Company did not recognize the associated tax impact of the final settlement in its 2011 income statement and balance sheet, but did provide explanatory disclosure of the event in the Form 10-K.  The favorable tax impact of $7.1 million, net of the reserve accrual, was recorded in the Company’s financial statements for the first quarter ending March 31, 2012.

*        *        *

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino
Chief Financial Officer & Treasurer